Exhibit 99.1

IMV Inc. Announces Initial Data from the Ongoing Phase 2B VITALIZE Trial in Patients with r/r DLBCL

Complete responses were observed in patients who received at least three previous lines of treatment (including CAR-T's)

Recent clinical data add to the growing enthusiasm for the therapeutic potential of cancer vaccines in combination with checkpoint inhibitors

Oral presentation of the clinical data at the Immuno-Oncology 360° conference in February 2023

DARTMOUTH, Nova Scotia, & CAMBRIDGE, Mass., December 15, 2022, IMV Inc. (Nasdaq: IMV; TSX: IMV) (“IMV” or the “Company”), a clinical-stage biopharmaceutical company developing a portfolio of immune-educating therapies based on its novel DPX® platform to treat solid and hematologic cancers, today announced positive initial patient data from the VITALIZE Phase 2B trial evaluating its lead DPX product, MVP-S, in combination with pembrolizumab in patients with relapsed, refractory Diffuse Large B Cell Lymphoma (“r/r DLBCL”) who received at least three previous lines of treatment. Detailed results will be presented in a podium presentation at the Immuno-Oncology 360° conference to be held in New York City on February 7-10, 2023.

“The initial clinical data from the VITALIZE trial are encouraging and the accelerating recruitment in this study reflects a growing interest for this therapeutic combination in DLBCL,” said Dr. Matthew Matasar, Chief of Blood Disorders at Rutgers Cancer Institute of New Jersey and RWJBarnabas Health, and primary investigator of the VITALIZE trial. He added: “We find it remarkable that we have seen complete responses in this trial in patients that were refractory to prior cellular therapy and other advanced therapies.”

“Positive initial results for the VITALIZE trial are an important development milestone for MVP-S” said Andrew Hall, CEO of IMV “Alongside other compelling cancer vaccine data announced this week, these data on MVP-S highlight renewed interest in the potential for cancer vaccines as a therapeutic class.”

Andrew Hall added “A well-tolerated, easy-to-administer therapy, such as MVP-S, that provides durable clinical benefit is meaningful for patients who have already been subject to aggressive, toxic treatment regimens. Clinical activity in a highly refractory patient population may represent a path to registration in DLBCL.”

About the VITALIZE Study

The VITALIZE Phase 2B trial is a randomized, parallel group, Simon two-stage study designed to assess IMV’s lead candidate, MVP-S, in combination with pembrolizumab with or without cyclophosphamide. Across the arms of this study, the combination will be evaluated in up to 102 subjects with r/r DLBCL who have received at least two prior lines of systemic therapy and who are ineligible or have failed autologous stem cell transplant (ASCT) or CAR-T therapy.

The primary endpoint is Objective Response Rate (ORR), centrally evaluated per Lugano (2014) and measured by the number of subjects per arm achieving a best clinical response of Partial or Complete Response (PR+CR) during the 2-year treatment period. All subjects will be evaluated for their baseline PD-L1 expression. Exploratory endpoints include evaluation of cell-mediated immune response, tumor immune cell infiltration, and other biomarker analyses.

About IMV

IMV Inc. is a clinical-stage immuno-oncology company advancing a portfolio of therapies based on the Company’s immune-educating platform, DPX®. Through a differentiated mechanism of action, the DPX platform delivers instruction to the immune system to generate a specific, robust, and persistent immune response. IMV’s lead candidate, maveropepimut-S (MVP-S), delivers antigenic peptides from survivin, a well-recognized cancer antigen commonly overexpressed in advanced cancers. MVP-S also delivers an innate immune activator and a universal CD4 T cell helper peptide. These elements foster maturation of antigen presenting cells as well as robust activation of CD8 T cell effector and memory function. MVP-S treatment has been well tolerated and has demonstrated defined clinical benefit in multiple cancer indications as well as the activation of a targeted and sustained, survivin-specific anti-tumor immune response. MVP-S is currently being evaluated in clinical trials for hematologic and solid cancers, including Diffuse Large B Cell Lymphoma (DLBCL) as well as ovarian, bladder and breast cancers. IMV is also developing a second immunotherapy leveraging the DPX immune delivery platform, DPX-SurMAGE. This dual-targeted immunotherapy combines antigenic peptides for both the survivin and MAGE-A9 cancer proteins to elicit immune responses to these two distinct cancer antigens simultaneously. A Phase 1 clinical trial in bladder cancer, using MVP-S or DPX-SurMAGE, was initiated in early 2022. For more information, visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In this press release, such forward-looking statements include, but are not limited to, statements regarding the potential impact of the VITALIZE study and the anticipated date detailed results from its Phase 2B trial will be presented, the Company’s ability to advance its development strategy, and the prospects for its lead immunotherapy and its other pipeline of immunotherapy candidates. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, those related to the detailed results when presented being at least consistent with the initial results from the VITALIZE Phase 2B trial, the Company’s priorities with MVP-S and its DPX delivery platform, the potential for its delivery platform and the anticipated timing of enrollment and results for its clinical trial programs and studies as other risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Investor Relations & Media

Delphine Davan

Senior Director, Communications and Investor Relations
IMV Inc.

O: (902) 492.1819 ext: 1049
E: ddavan@imv-inc.com

Source: IMV Inc.